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Albertson's, Inc.
250 Parkcenter Boulevard, P.O. Box 20
Boise, Idaho 83726


December 15, 2005


Donna Di Silvio
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:      Albertson's, Inc.
         Form 10-K for the Fiscal Year Ended February 3, 2005
         Forms 10-Q for the Periods Ended May 5, 2005 and August 4, 2005 File No. 001-06187

Dear Ms. Di Silvio:

      Thank you for your letter dated December 1, 2005 providing additional comments by the staff of the Securities and Exchange Commission with respect to our letter dated November 15, 2005 and the above-mentioned Form 10-K (the "Form 10-K") and Form 10-Qs (the "Form 10-Qs") of Albertson's, Inc. ("Albertsons" or the "Company"). This letter is submitted in response to each of the comments in your letter. For ease of reference, each comment and the corresponding response has been set forth below.

FORM 10-K FOR THE FISCAL YEAR ENDED FEBRUARY 3, 2005

FINANCIAL STATEMENTS

NOTE 11. INDEBTEDNESS, PAGE 44
MANDATORY CONVERTIBLE SECURITY OFFERING, PAGE 44

      1. We note your responses and proposed revised disclosure. Regarding the settlement of the purchase contracts, please advise or revise and expand your disclosure to clarify, if so, the following facts:

            o On the Purchase Contract Settlement Date of May 16, 2007 holders are obligated to purchase shares of stock in cash. Cash proceeds received by the company from the remarketing of the debt will be paid to the holder's of the

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Securities and Exchange Commission
December 15, 2005
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                  senior notes and may be used to fulfill the obligation under the purchase contract.

            o Upon settlement of each purchase contract, the net cash received by the company will be minimal except where debt proceeds or the debt are not used by the holder to satisfy the purchase contract obligation.

            o All of the common stock under the purchase contract obligations will be issued by May 16, 2007 except where the holder participates in the remarketing of the debt thereby deferring the purchase contract obligation and issuance of the stock until the next reset date.

            o The company's obligation to pay off the debt is effectively deferred until the debt cannot be remarketed at which time the debt can be put to the company by the holder to fulfill the purchase contract.

            Response: In developing our disclosure about the Corporate Units, the Company's objective is to disclose the factors needed for an adequate understanding of the financial instruments and the related accounting, earnings per share and cash flow effects. Because our disclosure primarily consists of detailed information about the Corporate Units, we believe it would be helpful to provide a summary of the most important features to ensure that the Company's investors have a clear understanding. Accordingly, in our Form 10-K for the fiscal year ending February 2, 2006 and future filings, we will add the following disclosure (or substantially similar disclosure) to the end of Note. 11 - Indebtedness - Mandatory Convertible Security Offering:

                  "In summary, the Company received $1,150 in cash in May 2004 upon issuance of the Corporate Units. In February 2007 (three months prior to the purchase contract settlement date in May
                  2007), the remarketing agent will attempt to remarket the senior notes on behalf of the holders of the Corporate Units. If this initial remarketing is unsuccessful, the remarketing agent will attempt to remarket the senior notes again in May 2007 prior to the purchase contract settlement date in a final remarketing. If the initial remarketing is successful, the cash proceeds will be delivered to the collateral agent and will be used to purchase U.S. treasury securities maturing on or about the purchase contract settlement date that will serve as collateral for the obligations under the purchase contracts until the purchase contract settlement date. If the final remarketing is required and is successful, the cash proceeds will be delivered to the collateral agent and will serve as collateral for the obligations under the purchase contracts. In the case of any successful remarketing, the collateral agent will use the cash in the collateral account to settle the purchase contracts on the purchase contract settlement date on behalf of the holders of the
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Securities and Exchange Commission
December 15, 2005
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                  Corporate Units. Upon settlement of the purchase contracts, the Company will receive an additional $1,150 in cash and will issue the requisite number of shares of the Company's common stock. Thereafter, the shares of common stock issued will be included in the calculation of basic earnings per share and the Company also will have an obligation to pay the principal amount of the senior notes of $1,150 at the maturity date in February 2009 or at a later date if the maturity date is extended in connection with the remarketing of the senior notes under the terms of the Corporate Units.

                  If the senior notes are not successfully remarketed, the Company will not receive cash from the holders of the Corporate Units. Rather, the holders may elect to put the senior notes to the Company on the purchase contract settlement date to satisfy their obligations under the purchase contacts, and the Company will issue the requisite number of shares of its common stock in a non-cash transaction. Thereafter, the shares of common stock issued will be included in the calculation of basic earnings per share."

            Additionally, in our Form 10-K for the fiscal year ending February 2, 2006 and future filings, we will add the following disclosure (or substantially similar disclosure) to the first paragraph of Note. 11
            - Indebtedness - Mandatory Convertible Security Offering:

                  "Subsequent to a successful remarketing, the senior notes will remain outstanding and the Company will settle its obligations on the maturity date of the senior notes in February 2009 or at a later date if the maturity date is extended in connection with the remarketing of the senior notes under the terms of the Corporate Units."

      2. Please disclose the maximum number of shares that can be issued under the purchase contracts and the number of shares that would be issued under the purchase contracts based on the current closing price as of the latest balance sheet date.

            Response: In our Form 10-K for the fiscal year ending February 2, 2006 and future filings, we will add the following disclosure (or substantially similar disclosure) to the second paragraph of Note. 11 - Indebtedness - Mandatory Convertible Security Offering:

                  "Under the terms of the purchase contracts, the Company would be required to issue a minimum of 39,905,000 shares and a maximum of 49,868,600 shares of its common stock. If the purchase contracts had been
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Securities and Exchange Commission
December 15, 2005
Page 4

                  settled as of February 2, 2006, the Company would have issued [ ] shares of its common stock."

      3. We note from your response that the senior notes can be separated from the purchase contracts if the holder provides substitute collateral to the collateral agent to secure the purchase contracts before the remarketing of the notes in 2007. Please advise us of the type of collateral that may be provided under the purchase contracts in place of the senior notes due from you to the holders and disclose this fact.

            Response: Under the terms of the Corporate Units, the holders of the Corporate Units may elect to substitute the senior notes to secure the purchase contracts only with zero-coupon U.S. treasury securities that mature on May 15, 2007 having a principal amount at maturity equal to the aggregate principal amount of the senior notes.

            In our Form 10-K for the fiscal year ending February 2, 2006 and future filings, we will add the following disclosure (or substantially similar disclosure) to the first paragraph of Note. 11
            - Indebtedness - Mandatory Convertible Security Offering:

                        "The holders of the Corporate Units may elect to substitute the senior notes with zero-coupon U.S. treasury securities that mature on May 15, 2007 having a principal amount at maturity equal to the aggregate principal amount of the senior notes to secure the purchase contracts."

      4. Please also expand your MD&A disclosure to clarify the impact on future cash flows and discuss the potential dilutive effect of the transaction. Please show us what your disclosure in the footnote and MD&A will look like revised.

            Response: The Company believes the expanded disclosure in Comment 1, above, clarifies the future cash flows and the potential dilutive effect of the transaction. In addition, we will disclose in MD&A the use of the $1,150,000,000 in cash expected to be received in May 2007 when the Company has made a decision for its use.


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Securities and Exchange Commission
December 15, 2005
Page 5


      Albertsons acknowledges that:

      o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to any staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      Please contact the undersigned at (208) 395-6284 if you have any questions regarding these responses or any further questions concerning this filing. Please direct any future written communications on this matter to the undersigned via facsimile at (208) 395-6225. Thank you for your attention to this matter.

                                           Sincerely,

                                           ALBERTSON'S, INC.

                                           \S\ Felicia D. Thornton
                                           ------------------------
                                           Felicia D. Thornton
                                           Executive Vice President
                                           and Chief Financial Officer